FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Pricing	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A., pursuant to the provisions of article 82 of the Securities Market Act, hereby notifies the following

RELEVANT EVENT

Further to Relevant Event published yesterday in relation to the issue by Telefónica, S.A. (the “Company”), through its wholly-owned subsidiary Telefónica Participaciones, S.A.U., of notes (the “Notes”) mandatorily convertible into new and/or existing shares of the Company (the “Shares”), we hereby announce that, upon conclusion of the bookbuilding process carried out by the Joint Bookrunners, the final terms of the Notes have been established as set forth below:

1.	The final amount of the issue is 1,500 million euros.

2.	The Notes, which have been issued at par value, will mature on 25 September 2017, and will be mandatorily converted into new and/or existing shares of the Company.

3.	The Notes will accrue a nominal fixed interest rate of 4.9% per annum, payable annually.

4.	The minimum conversion price of the Notes will be equal to 11.9000 euros per share and the maximum conversion price will be equal to 14.5775 euros per share, resulting in a premium equal to 22.5% over the minimum conversion price.

In relation with the accelerated bookbuilding process of shares of the Company conducted by the Joint Bookrunners on behalf of the subscribers of the Notes to hedge their position, without the involvement of the Company, we inform that the number of shares placed pursuant to such offering is 44,111,746, representing 0.97% of the share capital of the Company, and that the offering has been done at a price of 11.9000 euros per share.

Madrid, 11 September 2014.

Disclaimer

THIS DOCUMENT IS NOT FOR GENERAL DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW. THIS DOCUMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THIS DOCUMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE “US SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OF BENEFIT OF, ANY US PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: September 11, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors